Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doroni Aerospace, Inc., a Delaware corporation

11555 Heron Bay Blvd. Suite 200 Coral Springs, FL 33076

https://doroni.io/

Up to $1,869,997.22 in Series Seed-3 Preferred Stock at $3.10

Minimum Target Amount: $9,994.47

A crowdfunding investment involves risk. You (the "Subscriber") should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Doroni Aerospace, Inc
Address: 11555 Heron Bay Blvd. Suite 200, Coral Springs, FL 33076
State of Incorporation: DE
Date Incorporated: October 6, 2021

Terms:
Equity
Offering Minimum: $9,994.47, or 3,115 shares of Series Seed-3 Preferred Stock, of which much be achieved by April 30, 2026.

If the sum of the investment commitments does not equal or exceed the Offering Minimum at the offering minimum deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Offering Maximum: $1,869,997.22 or 582,826 shares of Series Seed-3 Preferred Stock (inclusive of transaction fee).

Oversubscriptions: Oversubscriptions will be allocated at the Company's discretion.
Deadline Target Date: April 30, 2026, which may be increased at the Company's discretion.
Type of Security Offered: Series Seed-3 Preferred Stock (the "Shares," and each a "Share")
Purchase Price of Security Offered: $3.10
Minimum Investment Amount (per investor): $998.20
Voting Rights of Securities Sold in this Offering

The Series Seed-3 Preferred Stock being offered herein (the "Securities") do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock of the Company (the "Class A Common Stock") (in which the Series Seed-3 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Intermediary Compensation

DealMaker Securities LLC ("DealMaker"), FINRA CRD #: 315324, shall serve as the Intermediary for the offering. As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also $15,000 monthly fee payable to DealMaker Securities LLC and its affiliates.

Investors will be required to pay an Investor Processing Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee.

Investment Incentives

As an incentive for reaching certain investment milestones, each investor shall be entitled to receive the below, in accordance with their investment amount. Each of the caps and t-shirts shall be delivered within 45 days from qualifying for such incentive. Bonus Shares shall be in the form of Series Seed-3 Preferred Shares.

Each of the time-based perks below begin on the day this offering is launched through 11:59 pm Eastern Daylight Time ("EDT") on the date set forth in the specific perk.

<u>Loyalty Bonus; 10% Bonus Shares (the "Bonus Shares")</u>

As you are a previous investor in the Company's stock or if you placed a pre-order for an H1-X before the campaign started, you are eligible for the Loyalty Bonus shares.

<u>Time and Amount -Based Perks</u> (the perks below are <u>not</u> cumulative; if you make more than one investment each investment will entitle you to its associated perks, except for the invite to the unveiling of the H1-X that you can only receive once) :

Perk Package 1: Invest $1,000+ within the first thirty (30) days from the launch of this offering and receive 5% additional Shares.

Perk Package 2: Invest $2,500+ within the first thirty (30) days from the launch of this offering and receive 10% additional Shares, as well as a Company cap and t-shirt.

Perk Package 3: Invest $5,000+ within the first thirty (30) days from the launch of this offering and receive 12% additional Shares, as well as a Company cap and t-shirt.

Perk Package 4: Invest $10,000+ within the first thirty (30) days from the launch of this offering and receive 15% additional Shares, as well as an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 5: Invest $15,000+ within the first thirty (30) business days from the launch of this offering and receive 20% additional Shares, as well as an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 6: Invest $20,000+ within the first thirty (30) days from the launch of this offering and receive 25% additional Shares, an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 7: Invest $25,000+ within the first thirty (30) days from the launch of this offering and receive 30% additional Shares, as well as a Doroni Flight Club Investor Package, an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 8: Invest $1,000+ after the first thirty (30) days but within sixty (60) days from the launch of this offering and receive 3% additional Shares.

Perk Package 9: Invest $2,500+ after the first thirty (30) days but within sixty (60) days from the launch of this offering and receive 8% additional Shares, as well as a Company cap and t-shirt.

Perk Package 10: Invest $5,000+ after the first thirty (30) days but within sixty (60) days from the launch of this offering and receive 10% additional Shares, as well as a Company cap and t-shirt.

Perk Package 11: Invest $10,000+ after the first thirty (30) days but within sixty (60) days from the launch of this offering and receive 13% additional Shares, as well as an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 12: Invest $15,000+ after the first thirty (30) business days but within sixty (60) days from the launch of this offering and receive 18% additional Shares, as well as an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 13: Invest $20,000+ after the first thirty (30) days but within sixty (60) days from the launch of this offering and receive 23% additional Shares, as well as an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 14: Invest $25,000+ after the first thirty (30) days but within sixty (60) days from the launch of this offering and receive 28% additional Shares, as well as a Doroni Flight Club Investor Package and an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 15: Invest $25,000+ after the first sixty (60) days from the launch of this offering and receive 5% additional Shares, as well as a Company cap and t-shirt.

Perk Package 16: Invest $5,000+ after the first sixty (60) days from the launch of this offering and receive 7% additional Shares, as well as a Company cap and t-shirt.

Perk Package 17: Invest $10,000+ after the first sixty (60) days from the launch of this offering and receive 10% additional Shares, as well as an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 18: Invest $15,000+ after the first sixty (60) days from the launch of this offering and receive 15% additional Shares, as well as an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 19: Invest $20,000+ after the first sixty (60) days from the launch of this offering and receive 20% additional Shares, an invite to the unveiling of the H1-X, a Company cap and t-shirt.

Perk Package 20: Invest $25,000+ after the first sixty (60) days from the launch of this offering and receive 25% additional Shares, as well as a Doroni Flight Club Investor Package, an invite to the unveiling of the H1-X, a Company cap and t-shirt.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

The Company and its Business

Company Overview

Doroni Aerospace, Inc. (the "Company" or "Doroni" "we" "us" or "ours") is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. Our go-to-market product currently under development, the Doroni HI, is a two-seater personal eVTOL. We are targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ('FAA") ahead of our anticipated product launch in 2028.

We were founded with the intention of delivering eVTOL technology directly to consumers, offering a safety-centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations around the corner, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Our mission is to democratize the power of flight. We ultimately envision that our eVTOLs will serve as a clean transportation solution for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among our core guiding principles, informing everything from product design, and customer/user experience, to scaling our technology. The Doroni HI-X eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot's license that requires years of flight training.

Our global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. We believe the transportation sector, and the world at large, stands at an inflection point and we are positioning ourselves to deliver a disruptive technological change to commuter transportation.

We anticipate that we will operate direct sales channels primarily to first responders, police markets and high net worth flight enthusiasts, brand experience stores, pop-up locations in key U.S. and European markets, as well as online sales.

We were initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

<u>Current Prototypes</u>

Hl Pl: The H1 Pl is a full-scale flying model and a fully working cockpit simulator with software avionics and computer systems. The Doroni Hl Pl is a two-seat personal eVTOL vehicle. Our team designed, built, tested, and successfully hovered and flew vertically and horizontally the 1850 lb. full-scale Hl Pl prototype.

Hl X: The current HIX eVTOL prototype ("Hl X") under development is the successor to three previous prototypes developed by the company - the Y6, XS, and Hl Pl prototypes.

Subject to successful financing, our target is to submit the Hl X to the FAA for certification in late 2027 and proceed to commercial production in 2028.

Competitors and Industry

<u>Market Overview</u>

In 2020, the transportation sector generated the largest share of greenhouse gas emissions in the U.S., adding to the fact that state and local governments spent $204B on highways and roads the previous year[1]. Transportation, as it stands, is dealing massive damage to our planet and forces us to rely on infrastructure that is both costly and unsustainable. [2] The White House has taken major steps to combat the problem, committing $39B to modernize transit and reduce carbon emissions via the Bipartisan Infrastructure Law.[3]

According to Deloitte's Advanced Air Mobility ("AAM") Report, regarding disrupting the future of mobility, "with urbanization and population growth driving congestion in cities, AAM promises to save passengers time, improve productivity and quality of life, increase accessibility for rural and disadvantaged communities, and expand access to goods and services."[4]

Commercial air taxi operations in the US are projected to begin as early as 2026, but the creation of an entirely new eVTOL market is already well underway. Over $6B was invested in eVTOLs, and 5 of the largest air taxi companies went public for a combined market cap of $10.7B in 2021. Morgan Stanley ultimately projects the market to climb to $1 trillion by 2040, and as much as $9 trillion by 2050

United States Air Mobility Regulation

As defined by the FAA, Urban Air Mobility (UAM) enables highly automated, cooperative, passenger or cargo-carrying air transportation services in and around urban areas. UAM is a subset of the Advanced Air Mobility (AAM) concept under development by the Federal Aviation Administration (FAA), National Aeronautics and Space Administration (NASA), and the industry as a whole. As a subset of AAM, UAM focuses on operations moving people and cargo in metropolitan and urban areas. The FAA's Concept of Operations (ConOps) provides an evolving vision that continues to guide research on how to best assist UAM operations in the National Airspace System (NAS) as demand and volume grow.

In October 2024, the FAA published the 'final rule' for powered-lift operations, a comprehensive document outlining the necessary certification, operating rules, and other amendments essential for integrating these innovative aircraft into our existing National Airspace System (NAS). At the time of publication, FAA Administrator Mike Whitaker stated, "The FAA will continue to prioritize the safety of our system as we work to seamlessly integrate innovative technology and operations. This final rule provides the necessary framework to allow powered-lift aircraft to safely operate in our airspace… this historic rule will pave the way for accommodating wide-scale Advanced Air Mobility (AAM) operations in the future." This rule was a landmark achievement, creating the first new category of aircraft in nearly 80 years and establishing a clear pathway for certifying and operating eVTOLs for commercial use

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[1] https://www.urban.org/policy-centers/cross-center-initiatives/state-and-local-finance-initiative/state-and-local- backgrounders/highway-and-road-expenditures

[2] https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions/

[3] https://www.whitehouse.gov/bipartisan-infrastructure-law/; and https://www.whitehouse.gov/briefing-room/statements-releases/2021/l1/06/fact-sheet-

[4] https://www2.deloitte.com/us/en/insights/industry/aerospace-defense/advanced-air-mobility.html

The National Aeronautics and Space Administration continues to assist the FAA in developing air traffic management solutions for the future of Urban Air Mobility, which include multiple use cases for eVTOL aircraft such as cargo transportation, military and law enforcement support, and emergency/natural disaster response. In addition, the US Air Force's AFWERX Agility Prime Program remains a key initiative, partnering with the commercial eVTOL industry to accelerate this third revolution in aerospace and establish a new class of air mobility systems.

The FAA MOSAIC RULES

In July 2025, the FAA published its final rules to enhance the safety and performance of light sport aircraft. The finalized Modernization of Special Airworthiness Certification (MOSAIC) rule puts performance-based safety standards around larger aircraft by fundamentally expanding the definition of a Light-Sport Aircraft (LSA). The rule encourages manufacturers to make LSA operations safer and more versatile while maintaining rigorous safety standards. Under the final rule, an LSA's classification is no longer based on a strict weight limit but on its performance, primarily a clean stall speed of $Vs1 \leq 59$ knots CAS. This change brings aircraft weighing as much as 3,000 pounds (or more, in some cases) into the LSA regulatory framework, allowing for larger and more capable designs. The rule also expands the privileges for sport pilots, allowing them to operate more complex aircraft (including those with up to four seats), fly at night, and conduct certain aerial work operations, although they remain limited to carrying only one passenger.

Regulatory Impact of the MOSAIC Rule on the Doroni H1-X

The FAA's Modernization of Special Airworthiness Certification (MOSAIC) final rule directly impacts the Doroni H1-X by establishing the specific regulatory framework under which the aircraft can be certified, manufactured, and operated. The rule's shift to performance-based standards, rather than strict weight limitations, is the key provision that accommodates the H1-X design within the Light-Sport Aircraft (LSA) category. The following is management's current analysis of the impact of the new regulations on the H1-X:

Aircraft Certification Process

- *Defined Certification Pathway*: MOSAIC provides a certification pathway for the H1-X as a Light-Sport Category Aircraft. This process utilizes industry-developed consensus standards, which is intended to be more streamlined and less costly than the type certification required for transport category aircraft (e.g., large air taxis).

- *Performance-Based Metrics*: The rule eliminates the 1,320-pound weight limit and instead uses performance metrics. For powered-lift aircraft like the H1-X, this involves an equivalent means of compliance for stall speed, accommodating its vertical flight capabilities. This provision is critical for the H1-X's eligibility as an LSA.

- *Allowance for New Technology*: The regulations explicitly permit electric and hybrid propulsion systems, simplified flight controls, and advanced avionics, which are integral to the H1-X design.

Pilot Certification and Market Access

- *Operator Qualification Standard*: The rule stipulates that the H1-X can be operated by a pilot holding a Sport Pilot certificate with a category/class rating for powered-lift. This is a significant distinction from other aircraft categories that require at least a Private or Commercial Pilot license, which involve more extensive training and cost.

- *Medical Requirements*: For standard daytime VFR operations, a Sport Pilot may use a valid driver's license as evidence of medical fitness. However, for night operations in the H1-X, the pilot will be required to hold either a valid FAA third-class medical certificate or operate under BasicMed.

Operational Privileges and Aircraft Utility

- *Night VFR Operations*: The rule permits night VFR flight for properly equipped aircraft and qualified pilots. An H1-X equipped with the required lighting and instrumentation can be operated at night by a Sport Pilot who has received the necessary training, endorsement, and holds the requisite medical qualification.

- *IFR Capability Provision*: MOSAIC allows an aircraft manufacturer to design, equip, and certify an LSA for Instrument Flight Rules (IFR). This means Doroni can produce an IFR-capable version of the H1-X. To operate it under IFR, however, the pilot must hold at least a Private Pilot certificate and an Instrument Rating.

Alignment with H1-X Performance Specifications

- *Performance Envelope*: The H1-X's design specifications fall within the new LSA performance envelope defined by MOSAIC:

    o Maximum Seating: The rule allows for up to four seats, accommodating the H1-X's two-seat configuration. (A Sport Pilot remains limited to carrying one passenger).

    o Maximum Speed: The LSA category now permits a maximum speed of 250 knots CAS, providing ample margin for the H1-X's projected performance.

    o Sport Pilot Stall Speed Limit: For an aircraft to be operable by a Sport Pilot, it must have a clean stall speed $Vs1 <= 59$ knots CAS. The H1-X's flight characteristics are designed to comply with this performance parameter through equivalent safety standards for powered-lift.

Airspace Access and Integration

- *Established Operational Rules*: By classifying the H1-X as an LSA, the aircraft will operate under the existing and well-established visual flight rules (VFR) that govern other general aviation aircraft. This provides a clear framework for its integration into the National Airspace System without requiring entirely new airspace management structures for personal use.

eVTOL Market Segmentation

Electric vertical take-off and landing aircraft are changing the way the world thinks about air travel and redefining what is possible. We believe that there are over few hundred different eVTOL developers globally at the moment. The market itself is divided into three primary segments, namely: Cargo, Personal, and Air Taxi.

Air Taxi

The Air Taxi segment appears to be the most high-profile, with large commercial developers like Joby, Vertical and Archer in the limelight. These air taxi eVTOLs are much larger 4-6 seater aircraft strictly intended for commercial use (not for personal use) and entail highly complicated technological challenges and complex/lengthy certification processes with the FAA. Although these are our potential competitors, to our knowledge, none of these developers have publicly announced any plans to offer vehicles for personal purchase and use. As such, we see the tremendous benefit and value of entering the market with a personal eVTOL like the Doroni Hl-X.

Cargo

The cargo market includes developers such as Elroy Air and Metro, which don't fly a manned eVTOL and only fly cargo. By comparison, the Doroni HI-X eVTOL is designed to be a dual-use and can carry up to two passengers, pilot included, and/or cargo with a maximum payload of 500 lbs.

Personal

The personal eVTOL segment is further subdivided into 1- and 2-seater categories. 1-seaters typically have an open frame with exposed propellers, have a limited range, and are intended for leisure and recreational use. The Doroni HI-X is designed to fall under the 2-seater + payload category.

Competitors

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators, and local/regional incumbent aircraft charter services. Our competitors in the UAM market include companies such as Joby Aviation, Archer Aviation, and Volocpter GmbH. While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft design and vertically integrated approach offer the greatest long- term prospects to successfully serve our customers and, in turn, to monetize the full value chain from development through operations.

Business Model and Differentiators

Our go-to-market personal eVTOL has multiple use cases across several sectors. Our business model consists of building and selling the Doroni HI-X eVTOL, generating revenue by initially primarily focussing on the personal recreational sports/leisure segment which also includes sustainable tourism and later on also targeting the emergency response, military, and law enforcement segments (subject to the regulatory constraints of the LSA regulations). The HI-X is different than other available eVTOLs on the market because it is designed with ducted propellers that greatly increase overall safety, while also enabling a higher thrust efficiency and greatly reduced noise levels. We anticipate that the HI-X will be equipped with airframe parachutes and a variety of sensors, which will help the aircraft maintain altitude and position in windy conditions and during close maneuvers in crowded environments. Our current plan (which is subject to successful financing and other risk factors) is to start low level commercial manufacturing in late 2028, increasing every year and reaching delivery of approximately 1,000 and 3,000 units in 2031 and 2032 respectively.

In the short term, we anticipate our early adopters and potential customer base to include aviation enthusiasts, who already own a traditional luxury automobile and/or luxury electric vehicle (such as a

Tesla), and are interested in owning a personal eVTOL. In the long- term, we believe that the practicality and ease-of-use of flying in an eVTOL aircraft will come to take a significant share of commuter transportation.

Features

Our team designed an intuitive, easy-to-use aircraft control system for the HI-X based on an auto-stabilizing, multi-rotor aircraft with three axes of movement. Our unique patent for the design and aerodynamic features (Patent No. US D978,717 S) combines what we believe are the best elements of a drone and aircraft to deliver ease of use and quick deployment. We believe that this, combined with the HI's propulsion system, present an agile vehicle capable of accomplishing a variety of tasks across several target markets.

In terms of pilot control, the aircraft's control sticks mirror each other for right or left-handed uses, with control taken over by the last stick engaged. Pitch, roll, and yaw are integrated into this single stick, and anti-collision sensors will maintain the aircraft's position in the event the pilot removes his/her hand from the control stick.

The Doroni HI-X is expected to be 80% charged within 25 minutes, have a cruising speed of 100 mph, a max speed of 120 mph, and a range of 60 miles. As electric vehicle technology and battery management systems continue to advance, we project this range to increase to 100 miles as it nears product launch.

Safety

The customer is at the center of everything that we do. We have incorporated many safety considerations into the design and nature of the Doroni HI-X eVTOL. From its inception, through the Y6 and XS prototypes that preceded it, the Doroni HI is designed to maximize safety and will undergo exhaustive multi-level quality control.

First and foremost, as a flying vehicle capable of landing in a front yard or parking in a standard two-car garage, in areas near families and children at play, ducted propellers are a crucial facet. We believe that our aesthetically pleasing, patent design (Patent No. US D978,717 S) and engineering (Patent No. US-20220081107-Al) separate the Doroni H1-X from its competitors with enhanced overall safety while enabling a higher thrust efficiency (or more efficient in energy consumption) and greatly reduced noise levels.

We anticipate that the HI-X eVTOL will be equipped with airframe parachutes and a variety of sensors, including 360° anti- collision sensors, lidar, a barometer, and an Optic Flow camera to help maintain altitude and position in windy conditions. This is in addition to a variety of other safety features, namely: multiple redundancy batteries, emergency airbags, increased lift and stability, ten independent propulsion systems, energy-dissipating landing gear, and an energy-dissipating body.

Current Stage and Roadmap

Current Stage

To date, we have raised over $10 million through various fundraising campaigns. At the end of 2022, we moved into a new research and development facility, where we developed the Hl-Pl prototype. We are now developing the Hl X, a new full-scale, fully functional flying prototype. In addition, we have been coordinating with Space Florida, a state government agency, which is providing resources to bring our operations to scale (i.e. allocating land, building a production facility, and tooling, leasing, etc.).

In late March 2023, we revealed the HI Pl model, the most comprehensive look at the go-to-market product we have offered to the public to date. In July 2023, we presented the Hi-X's cockpit via a full VR experience at the Sixteenth Annual Electrical Aircraft Symposium. We have received over 600 pre-orders from private consumers.

To the best of our knowledge, we have procured nearly all the technology, components (batteries, motors, etc.), and partnerships necessary to develop the Hl-X. We are, however, still in the development stage for all of all the components required for the go-to-market product, and have not yet established a manufacturing facility or manufacturing processes. Our target is to submit the Hl X to the FAA for certification and proceed to production in 2028.

Previous Development and Milestones

The HI Pl eVTOL prototype developed is the successor to two previous prototypes developed by us, the Y6 and XS prototypes. With the more recent of the two, the XS, we designed, built, tested, and successfully lifted off the 643 lb. full- scale prototype.

While achieving these accomplishments, we have received numerous press mentions, including the Miami Herald, Fox News, News Nation, Robb Report, Bloomberg, The Vertical Flight Society, Space Florida, the Florida Venture Forum, Green Technology, Aero News Network, eVTOL.com, FutureFlight.com, Ami Magazine, Refresh Miami, Yahoo! Finance, and the BBC.

Intellectual Property

We have seven patent applications currently pending and two patents approved: Patent No. US D978,717 S (application no. 29/756587) for the design of a personal aircraft and Patent No. US-20220081107-Al (application no. 17/478,870) for utility. The first patent was filed on October 29, 2020, and published on February 21, 2023, and has a term of 15 years; the second was filed on September 17, 2021, and was approved for issuance on February 1, 2024. We intend to grow our current intellectual property to include design, aerodynamic, and battery utility patents by the end of 2026.

Employees

We currently have two full-time employee and five full time consultants and we also work with various other independent contractors and consultants, allowing us to maintain a low full-time headcount.

Property

We maintain virtual offices at the site of our previous physical offices located at 11555 Heron Bay Blvd., Suite 200, Coral Springs, FL 33076. Our physical offices are located at 935 NW 31st Avenue, Suite F, in Pompano Beach, Florida, where we lease 10,966 square feet of office space under a lease that expires December 31, 2025. Our current rent is $15,868. Our estimated monthly common area maintenance expenses are $5,721.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

Future Roadmap

We project to have a full-scale, fully functional flying HI-X eVTOL prototype completed during 2026 and are targeting a Light-Sport Aircraft certification with the FAA ahead of the product launch in 2028 (subject to our ability to raise the needed capital).

Currently, our future development roadmap includes, but is not limited to completing the full-scale, fully functional flying Hl X prototype; the evolution of system and software architecture including protocols; testing in various conditions, i.e. weather, winds, temperatures, and working with a Designated Engineering Representative to assist the company in securing an LSA certification with the FAA.

The Team

Officers and Directors Name: Doron Merdinger

Doron Merdinger's current primary role is with the Company.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO), Founder, Director
- Dates of Service: 2018 - Present
- Responsibilities: CEO of the Company; responsibilities include overseeing the day-to-day operations of the company and managing all strategy and business decisions. Mr. Merdinger is the Company's majority shareholder with 49,585,000 shares of Common Stock and 1,000,000 shares of Class B Common Stock.

Name: Yoram Bibring

Mr. Bibring's current primary role is with the Company.

Position: Chief Financial Officer (CFO)
- Dates of Service: November 2024 - Present

Responsibilities: overseeing the day-to-day financial operations of the Company and together with the CEO and COO, setting the financial strategy of the Company. Mr. Bibring is engaged as a contractor.

- Other business experience in the past three years:

  - Employer : Self Employed
  - Title : Consultant
  - Dates of Service : December 2023 – October 2024.
  - Responsibilities: Financial consultant

  - Employer: Marpai, Inc.
  - Title: CFO
  - Dates of Service: September, 2021 – November, 2023
  - Responsibilities: Officer responsible for the day-to day-financial operations and part of the management team that set the strategy of the Marpai, Inc

Name: Rami Arbili

Mr. Arbili's current primary role is with the Company.

Position: Chief Operating Officer (COO)

- Dates of Service: April 2025- Present

Responsibilities: Overseeing the day-to-day operations of the Company and together with the CEO and CFO, setting the strategy of the Company.

- Other business experience in the past three years:
  - Employer: Doroni Aerospace, Inc.
  - Title: Director of Operations
  - Dates of Service: December 2024 – March 2025.
  - Responsibilities: Responsible for day-to-day operations of the Company

  - Employer: Self Employed
  - Title: Consultant
  - Dates of Service: October 2024 – December, 2024
  - Responsibilities: Assisting startups and small businesses to develop and implement effective business processes.

  - Employer: Pop Global
  - Title: CEO and COO
  - Dates of Service: October 2022 – October 2024
  - Responsibilities: responsibilities include overseeing the day-to-day operations of the company and managing all strategy and business decisions.

  - Employer: Smartech
  - Title: Vice President, Americas
  - Dates of Service: December 2018 – September 2022
  - Responsibilities: responsibilities include overseeing the day-to-day operations of the company in North and South America

Name: Omer Ben-Yohai

Position: Director
- Dates of Service: December 2024 - Present
Responsibilities: Overseeing the management of the Company and participating in setting the strategy of the company

- Other business experience in the past three years:
  - Employer : Data Blanket, Inc
  - Title : Co-Founder and CEO
  - Dates of Service : November 2022 – Present.
  - Responsibilities: Officer responsible for the long-term strategy and day-to-day operations of Data Blanket, Inc.

  - Employer: AutoFlight, Inc.

- Title: President
- Dates of Service: April, 2022 – March, 2023
- Responsibilities: Officer responsible for the strategic structure, development and certification program, testing, and operations of AutoFlight, Inc.

- Employer: Eviation Aircraft, Inc.

- Title: Co-Founder and CEO

- Dates of Service: February 2015- March 2022

- Responsibilities: Officer responsible for the long-term strategy and day-to-day operations of Eviation Aircraft, Inc.

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections.
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
You should be prepared to hold this investment for several years or longer. Following your investment, there will be certain transfer restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures.
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance.
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds then it will not succeed.
The Company is offering Series Seed-3 Preferred Stock in the amount of up to $1,869,997.22in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company will require additional funds in the near term, which it plans to raise in parallel or near-term additional offerings, such efforts to raise funds.. If the Company cannot raise those funds for whatever reason, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We will need to raise additional equity capital concurrently with this offering and in the near future, in order to fulfill our growth objectives. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our efforts at bringing our products to market. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our efforts at bringing our products to market, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will need to engage in common equity, debt, or preferred stock financings in the near future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may

negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products.
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks.
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service.
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the Company.
You are trusting in management's discretion. You are buying Securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds.

The Company might not sell enough securities in its contemplated parallel and near-term future offerings to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Securities we are offering now and plan to offer in the near term, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Regulation D under the Securities Act of 1933, as amended or Regulation Crowdfunding), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies that currently have various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities.
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early-stage company operating in a new and highly competitive industry.
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition.
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape.
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our products is subject to various government regulations, including but not limited to regulations related to the manufacturing, labelling, distribution, sale, and use of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Economic and market conditions may change.
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events may occur.
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity may affect our Company.
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Investing in our Series Seed 3 Preferred Stock involves risk.
Investing in our Series Seed 3 Preferred Stock involves risk. In evaluating us and an investment in our Series Seed 3 Preferred Stock, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in our Series Seed 3 Preferred Stock. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations. eVTOL aircraft involve a complex set of technologies, which we must continue to further develop. However, before eVTOL aircraft can fly, we must receive requisite certifications and approvals from applicable governmental authorities. There is no assurance that our design, development, and certification efforts will result in our receiving certification of our aircraft from the Federal Aviation Administration (the "FAA"). In order to achieve FAA certification, the performance, reliability and safety of eVTOL aircraft must be established, none of which can be assured.

In particular, there is a risk that we will not obtain one or more certifications from the FAA that are required for ultimate use of our aircraft, or will experience delays in receiving one or more of these certifications. Additional challenges to the adoption of our eVTOL aircraft, all of which are outside of our control, include: market acceptance of eVTOL aircraft; state, federal or municipal regulatory and licensing requirements for our eVTOL aircraft and operators of our eVTOL aircraft; necessary changes to existing infrastructure to enable adoption, including installation of necessary charging and other equipment; and public perception regarding the safety of eVTOL aircraft. There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state, and local laws and regulations that address eVTOL aircraft more specifically could delay or prevent our ability to commercially launch our eVTOL aircraft. In addition, depending on the nature of any revised regulations, we may need to modify our approach to certification, it may be difficult for us to timely comply with such regulations, and we may not be able to timely achieve FAA certification for our aircraft. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in commercializing our aircraft, which could adversely affect our prospects, business, financial condition and results of operations. In addition, there can be no assurance that the market will accept eVTOL aircraft, that we will be able to execute our business strategy, or that our eVTOL aircraft will obtain the necessary government approvals or be successful in the market. There may be heightened public scepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition, and results of operations.

Prospective purchasers or lessees of our aircraft may be unable to obtain the required license to personally operate our aircraft.
Under current regulations, operators of our aircraft will be required to hold a valid Airline Transport Pilot's license with advanced training requirements. The issuance of such a pilot license is subject to the approval and discretion of the FAA and depends upon meeting its established criteria. The difficulty and/or inability or unwillingness of consumers to obtain the requisite licensing could adversely impact our projected future sales. It is anticipated that the FAA will adopt a simpler pilots' license requirement which will allow a broader group of consumers to operate a eVTOL but this may not happen or it may happen over a long period of time.

The market for urban air mobility vehicles has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.
The urban air mobility vehicle ("UAM") market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. This market is new, rapidly evolving, characterized by rapidly changing technologies, significant competition, evolving government regulation and industry standards, new aircraft and changing consumer demands and behaviors. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters to widely adopt air mobility as an alternative to ground transportation. If the public does not perceive UAM as beneficial, or chooses not to adopt UAM, the market for our products may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential purchasers of our vehicles cannot be predicted with any degree of certainty,

and we cannot assure you that we will be able to operate in a profitable manner. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations.

There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.

Our growth is highly dependent upon consumer adoption of an entirely new form of mobility offered by eVTOL aircraft and the UAM market. If consumers do not adopt this new form of mobility or are not willing to pay the prices we project for our products, our business may never materialize.

Certain localities may reject eVTOL operations due to a perceived risk of safety or burden on local communities from eVTOL operations.

The safety record of our aircraft will depend on factors external to the vehicle and the understanding of which is currently being constructed, such as the integration of the use of our aircraft with other aircraft operating in the same urban airspace. If the prediction of important characteristics of the system, such as route placement, vehicle separation and communication protocols, is not accurate, or if these considerations are not properly taken into account, it could materially adversely affect our business, financial condition and results of operations. The approval of local authorities of the operation of the eVTOLs will be influenced by the public opinion about the burdens imposed by the vehicle operations. Local populations, being potential users of our aircraft or not, may perceive the external noise of the vehicles, visual pollution and changes in the neighborhood provoked by aircraft operations to be unreasonable with respect to the benefits brought by the vehicles in terms of traffic congestion reduction and decrease in travel times. If that is the case, the demand for the vehicles and our operations may be negatively affected.

Crashes, accidents, or incidents of eVTOL aircraft involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.

Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft are possible. Any such occurrence involving our aircraft may negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to our product launch. In addition, the operation of aircraft is subject to various risks, and we expect demand for our products to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain FAA certification for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters are due to a safety issue. We believe that regulators and the general public are still forming their opinions about the safety and utility of UAM, their advanced flight control software capabilities and their operation in and around urban areas. An accident or incident involving either our aircraft or a competitor's aircraft while these opinions are being formed, could have a disproportionate impact on the longer-term view of the emerging UAM market. We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand, or other companies in our industry. If our aircraft, or other types of aircraft are involved in a public incident, accident, cyberattack or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such matter. If our insurance is inapplicable or inadequate, we may be forced to bear substantial losses. In addition, any such incident could create an adverse public perception, which could harm our reputation, and result in consumers being reluctant to purchase our aircraft, which could adversely impact our business, results of operations, financial conditions, and prospects.

We may be unable to obtain regulatory approvals required to manufacture and commercialize our aircraft. Our ability to manufacture and sell our product depends on outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission), U.S. Department of Transportation, Federal Travel Regulations, and other relevant government laws and regulations and requires certain regulatory authorizations and certifications. While we anticipate being able to obtain the required authorizations and certifications, we may be unable to do so on the timeline we project or at all. If we fail to obtain any of the required authorizations or certificates, or to do so in a timely manner, or any of these authorizations or certificates are modified, suspended, or revoked after we obtain them, we may be unable to launch product sales or do so on the timelines we project, which may have an adverse impact on our business, financial condition and results of operations. In addition, if any changes to such laws and regulations make it too costly or otherwise make it unfeasible for us to manufacture and sell our products, your investment in us would be affected. Our business model is contingent on our aircraft being classified as "Light Sport Aircraft" ("LSA") under the new FAA regulations. To achieve LSA classification, our aircraft must satisfy specific requirements outlined by the FAA. Failure to meet these strict requirements could result in our aircraft not being eligible for LSA classification. If our aircraft do not qualify as LSAs due to non-compliance with FAA regulations, our operations, revenue, and future prospects may be significantly impacted. We may face restrictions on our target market, reduced customer demand, and increased compliance expenses.

Furthermore, being unable to classify as an LSA could subject us to more stringent regulations, leading to potential delays and higher costs in obtaining necessary certifications. Any inability to meet the required criteria may have adverse effects on our financial condition and operational capabilities.

If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.
A failure to increase air traffic capacity in the airspace serving our target markets could have a material adverse effect on our business. Weaknesses in the National Airspace System and the Air Traffic Control ("ATC") system, such as outdated procedures and technologies, could result in capacity constraints prohibiting or limiting the ability of our customers to operate our aircraft. While our aircraft is designed to operate in the National Airspace System under existing rules, our business at scale will likely require airspace allocation for UAM operations and could result in regulatory changes. Our inability to obtain sufficient access to the National Airspace System or to comply with any regulatory changes could increase our costs of our aircraft, which could reduce demand and have an adverse impact on our business, financial condition, and results of operations.

Our competitors may commercialize their technology before us
We believe that the primary sources of competition for our service are ground-based mobility solutions, eVTOL facilitated aerial ridesharing services, and other eVTOL developers/operators. If new or existing aerospace companies launch competing solutions in the markets in which we intend to sell our products, or obtain large-scale capital investment, we may face increased competition. Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future, which may allow them to devote greater resources to the development, certification and marketing of their products and services or to offer lower prices. Our competitors may also establish strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Some have more experience in the aerospace industry than we have, and foreign competitors could benefit from subsidies or other protective measures offered by their home countries. Any of the foregoing could harm our business, financial condition, operating results, and prospects.

Our aircraft may fail to achieve performance expectations.
Our aircraft may fail to achieve our performance expectations. For example, our aircraft may have a higher noise profile or have shorter maximum range than we estimate. Our aircraft also use a substantial amount of software code to operate.

Software products are inherently complex and often contain defects and errors when first introduced.
 We may incur significant costs to address any performance issues, or if not detected or addressed, such issues could negatively impact our business, financial condition, operating results, and prospects. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the expected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft. We expect to introduce new and additional features and capabilities to the aircraft over time. We may be unable to develop or certify these upgrades in a timely manner or at all, which may have an adverse impact on our business, financial condition, and results of operations.

We may not be able to produce aircraft in the volumes and on the timelines we project
There are significant challenges associated with producing aircraft in the volumes that we are projecting. As we are in development stage, we have not yet established a manufacturing facility or manufacturing processes. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market, the need for specialized design and development expertise, extensive regulatory requirements, the challenge of establishing a brand name and image and the need to establish maintenance and service locations. As a future manufacturer of electric aircraft, we will face a variety of added barriers to entry including additional costs of developing and producing an electric powertrain, regulations associated with the transport of batteries and unproven customer demand for a fully electric UAM eVTOL. The timing of our production ramp depends upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It also depends on being able to obtain timely Production Certification from the FAA and sufficient staffing to support production objectives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed. If any of the foregoing risks occurs, it could adversely affect our business, financial condition, operating results, and prospects.

Our financial statements include a going concern note.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. We have two design patents pending and one approved and published, in addition to trademarks, copyrights, internet domain names, and trade secrets (including issued Patent No. US D978,717 S). Competitors may misappropriate or violate the rights owned by us. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may be costly. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our

ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on certain key personnel and must attract and retain additional talent.
Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

If we cannot raise sufficient funds, we may not succeed.
Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

No public trading market currently exists for our Series Seed 3 Preferred Stock.
There is no public market for our Series Seed 3 Preferred Stock. Until our Series Seed 3 Preferred Stock are listed on an exchange, if ever, you may not sell your Series Seed 3 Preferred Stock unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Series Seed 3 Preferred Stock promptly or at all. If you are able to sell your Series Seed 3 Preferred Stock, you may have to sell them at a substantial discount to the price you paid for the Series Seed 3 Preferred Stock.

Terms of subsequent financings may adversely impact your investment.
Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Series Seed 3 Preferred Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series Seed-3 Preferred Stock. In addition, if we need to raise more equity

capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favourable than the terms of your investment.

Holders of our Series Seed 3 Preferred Stock have no voting rights.
Subject to applicable law and, except as mentioned in our organizational documents, the holders of Series Seed 3 Preferred Stock have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Series Seed 3 Preferred Stock disapprove. In assessing the risks and rewards of an investment in the Series Seed 3 Preferred Stock, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees, and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Series Seed 3 Preferred Stock will be subject to the decisions of our directors, officers, employees, and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Florida, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favourable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favourable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favourable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the

waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Foreign securities laws may govern your investment.
Prior to accepting any subscriptions from residents of foreign jurisdictions, we may consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

You must keep records of your investment for tax purposes.
As with all investments in securities, if you sell the Series Seed 3 Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Series Seed 3 Preferred Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

We rely on third parties to provide services essential to the success of our business.
We rely and shall rely on third parties to provide a variety of essential business functions for us, including software development, design, and manufacturing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner, which could materially damage our brand, business, prospects, financial condition, and operating results.

We depend on technology and advanced information systems, which may fail or be subject to disruption.
There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ('IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure

on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store investor, customer, and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time- consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

Procuring, manufacturing, and selling our products internationally may present risks.
Certain components of our aircraft may be procured and/or manufactured internationally. We also may sell our aircraft internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that a future coronavirus outbreak or another global pandemic could disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. We are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events

beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results, and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for design, manufacturing, regulatory approval, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact on our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised.

We are offering Series Seed 3 Preferred Stock in the amount of up to $1,869,997.22 (inclusive of transaction fee) in this offering but may sell much less. This offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Doron Merdinger	49,585,000	Common	91.33%
Doron Merdinger	1,000,000	Common B	100%

The Company's Securities

The Company has authorized Common Stock, Class A Common Stock, Class B Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 844,515 of Series Seed-3 Preferred Stock (maximum number including Bonus Shares).

Common Stock

The amount of security authorized is 65,000,000 with a total of 54,291,044 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

Material Rights

The amount of security authorized is 65,000,000, with a total of 57,186,044 shares outstanding on a fully diluted basis (including 2,895,000 shares to be issued pursuant to outstanding stock options awarded under the Company's equity incentive plan).

Class A Common Stock

The amount of security authorized is 37,000,000 with a total of 30,141 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The amount of security authorized is 37,000,000, with a total of 13,931,732 outstanding on a fully diluted basis, including 8,935,726

shares to be issued pursuant to outstanding stock options awarded under the Company's 2022 stock option plan, 90,510 reserved for issuance pursuant to outstanding warrants, 2,501,218 reserved for issuance upon the conversion of Series Seed-1 Preferred Stock and 2,374,137 reserved for issuance upon the conversion of Series Seed-2 Preferred Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock is entitled to ten (10) votes for each share of Class B Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,600,000 with a total of 2,501,218 outstanding.

Voting Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Material Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

The Series Seed-1 Preferred Stock have preference, together with the Series Seed 2 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 20,400,000 with a total of 2,374,137 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights Voting Rights
The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (in which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

The Series Seed-2 Preferred Stock have preference, together with the Series Seed 1 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-I Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Series Seed-3 Preferred Stock

The amount of security authorized is 3,000,000 with a total of zero outstanding (prior to the commencement of this crowdfunding campaign).

Voting Rights

There are no voting rights associated with Series Seed-3 Preferred Stock.

Material Rights Voting Rights

The Series Seed-3 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (in which the Series Seed-3 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

The Series Seed-3 Preferred Stock have preference, together with the Series Seed 1 Preferred Stock and Series Seed-2 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Voting Rights of Securities Sold in this Offering

The Series Seed-3 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the "Class A Common Stock") (into which the Series Seed-3 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Dividend, Liquidation Preference, and Conversion Rights

o   Dividends.   The holders of outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, on a *pari passu* basis with the shares of Common Stock and shares of Class A Common Stock and shares of Class B Common Stock, dividends in an amount per share (calculated on an as converted to Common Stock basis) equal to the amount paid or set aside for each share of Common Stock and Class A Common Stock and Class B Common Stock.

o   Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Class $3.10, or (B) such amount per share as would have been payable had all shares of Preferred Stock been converted into shares of Common Stock pursuant to Section 4, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

o   Conversion Price. The Series Seed-3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price ($3.10) for the Series Seed Preferred Stock by its applicable Conversion Price ($3.10).

What it means to be a minority holder

As a minority holder of Series Seed-3 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights with regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and would have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The Company is contemplating an additional offering through Regulation A. This has the potential to further dilute investors' stake in the Company. Please see the Liquidity and Capital

Resources Section for additional information.
The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down,

even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The Company is planning to engage in a concurrent offering through Regulation D in conjunction with this crowdfunding raise. This has the potential to further dilute investor's stake in the company. Please see the Liquidity and Capital Resources Section for additional information.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities.

We have made the following issuances of securities within the last three years:

- Name: Series Seed-1 Preferred Stock
- Type of security sold: Equity
- Final amount sold: $2,353,973.84
- Number of Securities Sold: 1,302,916
- Use of proceeds: R&D
- Date: March 04, 2023
- Offering exemption relied upon: Regulation CF

- Name: Series Seed-1 Preferred Stock

    Type of security sold: Equity

  Final amount sold: $2,248,112.56
   Number of Securities Sold: 1,142,635
  Use of proceeds: R&D
  Date: December 11, 2023
  Offering exemption relied upon: 506(b)

- Name: Series Seed-2 Preferred Stock
  Type of security sold: Equity

Final amount sold: $1,789,056.56
Number of Securities Sold: 932,806
Use of proceeds: R&D
Date: October 15, 2024
Offering exemption relied upon: Regulation CF

- Name: Series Seed-2 Preferred Stock
  Type of security sold: Equity

Final amount sold: $1,327,370.56
Number of Securities Sold: 626,243
Use of proceeds: R&D
Date: March 27, 2025
Offering exemption relied upon: Regulation CF

- Name: Series Seed-2 Preferred Stock
  Type of security sold: Equity

Final amount sold: $1,697,574.80
Number of Securities Sold: 815,088
Use of proceeds: R&D
Date: September 10, 2025
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Restatement of Prior Period Financial Statements (Fiscal Years ended December 31, 2024 and 2023).

The audited financial statements for the fiscal year ended December 31, 2024 and for the fiscal year ended December 31, 2023 , have been filed with the Commission. Our audited financial statements have been restated in the accompanying financial statements to correct an error in the application of U.S. Generally Accepted Accounting Principles (GAAP).

More specifically, the Company's financial statements have been restated to correct a material misstatement related to errors in accounting for stock-based compensation expenses associated with options granted to service providers. The restatement also corrects immaterial errors in the accounting for right-of-use long term liabilities and immaterial errors related to the depreciation of property and equipment. These latter errors were not the primary cause of the restatement.

This correction primarily results in non-cash adjustments to Research and Development expenses and General and Administrative expenses for the 2024 and 2023 fiscal years and impacts the carrying amounts of right-of-use assets, lease liabilities, current, additional paid-in capital, and retained earnings. A reconciliation of previously reported and restated amounts of these items is presented below.

Financial Statement Line Item	As Previously Reported (2024)	Adjustments	As Restated (2024)	As Previously Reported (2023)	Adjustments	As Restated (2023)
Balance Sheet						
Right of use assets	151,528	26,703	178,231	303,057	46,611	349,668
Right of use liability, current portion	181,996	5,159	187,155	133,031	38,262	171,293
Additional paid in capital	9,927,803	(546,615)	9,381,188	6,901,054	(830,056)	6,070,998
Accumulated Deficit	(9,600,043)	593,710	(9,006,333)	(6,013,940)	842,589	(5,171,351)
Total Equity	328,348	47,094	375,442	887,313	12,911	900,224
Statement of Operations						
Selling, General, and Administrative expense	2,699,619	470,281	3,169,900	2,425,412	(336,820)	2,088,592
Research and development expenses	886,484	(221,404)	665,080	974,261	120,490	1,094,751
Net Loss	(3,586,103)	(248,877)	(3,834,980)	(3,399,673)	216,331	(3,183,342)

Management's Remedial Action:

The Company's management has determined that a material weakness in internal control over financial reporting existed as of December 31, 2023 and December 31, 2024. The Company has since engaged a financial reporting expert to review all future complex accounting matters to ensure proper GAAP compliance prior to financial statement issuance.

Results of Operations

Circumstances which led to the performance of financial statements:

We were organized as Doroni Aerospace LLC, a Florida limited liability company in May 2018, and converted into a Delaware corporation on October 6, 2021. Our offices are located in Pompano Beach, Florida. We have developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform.

2024 Annual Period Compared to 2023 Annual Period Revenue, Cost of Goods Sold, and Gross Margin

For the year ended December 31, 2024 (the "2024 Annual Period") and the year ended December 31, 2024 (the "2023 Annual Period") we had no revenue, no cost of goods sold and no gross profit or loss.

Operating Expenses

Total operating expenses for the 2024 Annual Period were $3,834,980 compared to $3,183,342 for the 2023 Annual Period representing an increase of $651,638. The primary driver of the increase were Stock based compensation expenses which increased by $1,109,323 as well as warrants in the amount of $39,100 that were issued in consideration for services rendered , while all other expenses payable in cash decreased by $496,785 ,as management aimed to preserve cash by issuing employee stock options and warrants in lieu thereof.   More specifically research and development expenses decreased by $429,671 while general and administrative expenses increased by $1,081,308 due to the non-cash expenses described above.

Loss From Operations

Our loss from operations was $3,834,980 for the 2024 Annual Period, compared to $3,183,342 for the 2023 Annual Period.

Net Loss

Our net loss for the 2024 Annual Period was $3,834,980, compared to a net loss of 3,183,342, for the 2023 Annual Period.

Historical results and cash flows:

The Company is currently in the pre-revenues research and development stage.

We expect to continue to generate negative cash flow from operations and to fund our operations from sale of equity securities and/or debt. Assuming we can raise the funds needed to operate and grow the business as planned, we estimate that we will start delivering the H1-X to customers in 2028 and we expect to start generating positive cash flows from operations in the fifth year of operation. Our estimates are based on various assumptions, including without limitation, our ability to obtain financing. We believe that our estimates are reasonable but there is no assurance that we will be able to raise the necessary funds and that our estimates regarding our cash flows from operations and free cash flow will come to fruition.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 28, 2025, we had $547,949 in cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Our current cash position provides approximately three months runway based on our current monthly cash outlays and assuming no additional funding will be received by the Company.

We are pursuing other potential sources of funding including possible offering Regulation A and Regulation D offerings as well as a possible public listing of equity securities as well as a strategic transaction. The amounts of cash we expect to raise from this crowdfunding campaign are relative small compared to our overall needs and we therefore believe the funds of this campaign are not critical to our company operations

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that we expect to raise over the next year, a small portion will be made up of funds raised from the crowdfunding campaign, even if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum amount of $9,994.47 our runway will not change and will approximately three months.

How long will you be able to operate the company if you raise your maximum funding goal?

Since the amount that we are raising in this crowdfunding campaign is relatively small compared to our overall needs the answer to this question depends on our success in raising additional funds from other sources and if we decide to increase the level of monthly spend.

At the current level of monthly spend of approximately $200,000, if we raise the maximum funding goal, we will be able to operate the company for approximately 9 months (assuming no additional funding will be received by the Company)

If we are successful in raising the additional funds that we need to expedite the development of the H1-X , it is likely that we will increase the monthly spend of the company on the development of the H1-X and therefore runways may vary accordingly.

We expect to incur substantial additional research and development costs, administrative expenses to support its research and development operations, and marketing expenses to launch the sale of any commercialized product that may be developed. There can be no assurance that our activities will lead to the development of commercially viable products. Our operations to date have consumed substantial amounts of cash. The negative cash flow from operations is expected to continue in the foreseeable future.

We believe it will require substantial additional funds to deploy and commercialize the Hl X. Our cash requirements may vary materially from those now planned, depending upon outcomes related to the success of its development efforts, achievement of regulatory milestones, the level of resources that we devote to the engagement or development of manufacturing capabilities, and the strategy adopted for marketing its tests once approval is obtained. In addition, changes in circumstances in the aviation industry and related government and business initiatives may require us to allocate substantially more funds than are currently available or that management intends or is able to raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is planning to continue to raise capital for the foreseeable future. The Company is planning to conduct a Reg D offering concurrent with this Reg CF offering and to file a Reg A form with the Commission over the next few weeks. Longer term the Company will consider doing additional equity offerings including an Initial Public Offering and may seek to raise debt if and when it becomes reasonably available to the Company.

Indebtedness

The Company does not have any material terms of indebtedness.
Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $223,565,105

Valuation Details:

The Company determined its pre-money valuation based on the price of our share on the current crowd funding campaign ($3.10 per share). This price is 4.73% higher than the price per share of our last crowdfunding campaign that ended on September 10, 2025 in which we raised approximately $1.77 million. The Pre-Money valuation stated above is calculated by multiplying the price per share by our total number of outstanding shares on a fully diluted basis. We believe that the 4.73% increase in the price per share is justified based on the progress that the company has made over the last year in the development of the H1-X as well as the success of our last crowdfunding campaign which in which we were able the maximum allowed amount faster than planned and with very little marketing spend compared to our previous campaigns.

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

Use of Proceeds

If we raise the maximum amount of $1,869,997.22, we plan to use these proceeds as follows:

- Approximately 8.5% of the gross proceeds shall be for fees for certain creative design, legal, marketing, technical, and administrative support services provided by DealMaker, of which the final amount may vary.

Approximately 20% of the gross proceeds will be used for the costs of advertising and marketing the campaign; and ,

- Approximately 71.5% of the gross proceeds will be used to fund the working capital needs of the company that include the costs of developing the H1-X as well as general and administrative and marketing costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the Company.

If we raise the minimum amount of $9,994.47, approximately 8.5% of the gross proceeds shall be for fees for certain creative design, legal, marketing, technical, and administrative support services provided by DealMaker, of which the final amount may vary. The remaining 91.5% will be used for the costs of advertising and marketing the campaign.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

No disqualifying event that would have triggered disqualification but occurred prior to May 16, 2016 has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://doroni.io/ (https://www.doroni.io/ (Investors button on bottom of home page of website)).
⌑OBJ⌑
Progress Updates
The Company will be filing Form C-Us when it reaches 50 and 100% of its Target Amount.

Representations

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

 1.   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2.   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

3.   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4.   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5.   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6.   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Investment Confirmation Process:

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline. Investment Cancellations:

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes:

Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings:

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations:

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

EXHIBIT B

Investor Website & Deck

BRINGING **PERSONAL FLIGHT** TO EVERYDAY TRAVEL

Our revolutionary H1-X electric aircraft brings flying cars to neighborhood garages. Rechargeable in 25 minutes with up to 100-mile range, buyers can skip traffic after just estimated 20 hours of pilot training.

- **600+ pre-orders, $175M+ in potential revenue**
- **H1 prototype FAA-cleared for testing**
- **$10.5M+ in capital raised to date**
- **Official full-sized showroom model debuting early 2026**

Now, you can join us as an early-stage investor before we scale to $1.4B[1] in revenue by 2032.

INVEST NOW

$3.10 Share Price | **$998.20*** Min. Investment

SEC Filings   Offering Circular   Investor Education



FEATURED IN

yahoo! finance · autoevolution · Newsweek · GRITDAILY · CBS · Miami Herald · FOX NEWS · Bloomberg · Vertical Flight Society

OPPORTUNITY

A **$1 TRILLION** URBAN AIR MOBILITY MARKET BY 2040

For decades, personal flight was promised as mobility's next great leap. Now, the pieces are finally falling into place. That's why the market for urban air and mobility is projected to grow to *$1 trillion* by 2040[2]. The key? **Electric vertical-takeoff-and-landing (eVTOL)** aircrafts. Aviation rules previously kept this technology grounded for human flight. But the FAA's new MOSAIC rule opens a clear path to certify personal aircrafts, unlocking a $100B+ market segment.



VISION

A FUTURE WHERE PERSONAL FLIGHT IS **PRACTICAL AND ACCESSIBLE**



We believe ground travel shouldn't be the only way regular people can get from A to B. After all, we lose *up to 9 days' worth of time a year[3]* commuting in cars. But while most of the eVTOL industry focuses on fleets and air taxis, we've spent nine years perfecting an aircraft that's compact, easy to use, built for FAA compliance and safety, and designed for daily travel. This shift will reshape the way everyday people move, commute, and live. We're making it real.

MEET THE H1-X: A FLYING CAR THAT'S SIMPLE, SAFE, AND BUILT FOR EVERYDAY USE

Our flagship H1-X personal aircraft is ready for the world to see, with the showroom model debuting early 2026 quarter. Built to fit in a two-car garage and takeoff directly from a driveway, it runs on a gamechanging AI-powered platform that redefines eVTOL transportation and unlocks a $100B+ market segment in the process.



Redundant Battery System

Full-Aircraft Ballistic Parachute

Tandem Wing Configuration for Enhanced Lift & Stability

Panoramic Canopy for 270° Visibility

Luggage

Two-Seat Configuration, Up to 500lb Payload

Electric-Powered Ground Taxiing

Wing Leaning Gear

Patented Ducted Fan Propulsion (Safer, Quieter, More Efficient)

SOUL.AI™ Co-pilot



SMART NAVIGATION



VOICE CONTROL



NEXT-GEN SAFETY









120-mph
top speed, **100-mile** range

Can charge in 25 minutes
just plug it in

Simple joystick interface
makes flying intuitive

Just 25 hours of training
needed to operate

No exposed propellers
patented enclosed fans are safer and quieter

70+ successful test flights
to date

$175M+ IN POTENTIAL REVENUE, $10.5M RAISED, FAA-APPROVED

In a category defined by ambition and prototypes, Doroni stands out by hitting real, verifiable milestones that reinforce our category leadership potential.

600+
PRE-ORDERS
representing **$175M+ in potential revenue**



FAA Special Airworthiness Certificate granted for testing

70+
SUCCESSFUL TEST FLIGHTS
Achieved one of the first-ever manned test flights in the U.S.

$10.5M
RAISED
from 3,800 investors

8
PATENTS FILED
protecting propulsion, safety, and aerodynamic system

EARLY 2026
FULL-SCALE SHOWROOM MODEL COMPLETE



GET THE INVESTOR DECK

Enter your email

DOWNLOAD DECK

ROADMAP

DELIVERIES BEGIN 2028, WITH $1.4B+ REVENUE TARGET BY 2032

We've proven the tech works, demand exists, and regulatory hurdles have been cleared. Now, we're transitioning from development to commercialization with the target of delivering our first units by 2028. Here's how we'll get there:

H1-X Completion:
Finalizing and flight-testing the fully functional prototype

FAA Readiness:
Advancing toward Light Sport Aircraft certification

Production Setup
Securing manufacturing partners and supply chain



INVEST NOW

✈ Order Pipeline:
Targeting 2,000+ preorders

↗ Team Growth:
Scaling headcount to support delivery and scale

WHY NOW

SHOWROOM MODEL SIGNALS PIVOTAL SHIFT TOWARD COMMERCIALIZATION

The full-scale showroom model is in development, regulatory traction is accelerating, and commercial production is on the horizon. This is your chance to invest at the moment just before everything takes off (literally). With this box now checked, full-scale commercialization is on the horizon. And once the H1-X is in use around cities worldwide, there will never be another investment chance like this.

BUILD PROGRESS

FULL-SCALE H1-X SHOWROOM MODEL

Every component is designed to make the **H1-X the most user-friendly personal eVTOL aircraft** in the world. The full-scale showroom model is now entering final assembly—**on track for its public debut in Early 2026.**

INVEST NOW

90% complete



● ● ● ●


DORONI

LAUNCH EVENT

SOUL OF THE SKY

Guests will see the **full-scale H1-X** revealed live on stage, meet the Doroni engineering and leadership teams, and gain insider access to the technology redefining urban air mobility.

INVEST TO GET INVITE

TEAM

EXPERTS IN AEROSPACE, BUSINESS, ENGINEERING, AND OPERATIONS

Here's the team of seasoned veterans turning breakthrough innovation into a scalable, investor-ready venture.



Doron Merdinger

FOUNDER & CEO

READ MORE

- 25+ years of leadership across design, manufacturing, and eight-figure businesses.
- Doubled revenue as CEO of Hazorfim; led tech innovation at Merdinger House of Design.
- Drives strategic vision and product innovation in the personal eVTOL space.



Yoram Bibring

CHIEF FINANCIAL OFFICER

READ MORE

- 20+ years of financial leadership in public and private tech companies.
- Former CFO of $40M healthtech firm Marpai, Inc., with deep expertise in scaling growth.
- Leads financial strategy to support commercialization and regulatory advancement.



Rami Arbili

CHIEF OPERATING OFFICER

READ MORE

• 25+ years of global executive experience scaling high-tech operations, with deep expertise in Level-D full flight simulators, and real-time aviation systems.

• Leads cross-functional execution to align product development with market expansion.

• Instrumental in preparing Doroni for commercial launch and long-term growth.



Zvi Kinstler
CHIEF ENGINEER

READ MORE ⌄

• 20+ years in aerospace and robotics, with deep NPI and manufacturing expertise.

• Formerly held leadership roles at companies like Eviation, the first all-electric airplane.

• Oversees engineering execution from prototype to scalable production.



Czar Balangue
CHIEF SYSTEMS & SOFTWARE ENGINEER

READ MORE ⌄

• Specialist in embedded software for unmanned aircraft and medical devices.

• Leads development of mission-critical flight control and avionics systems.

• Ensures seamless integration of software and hardware for safe, intuitive flight.



Derek Barger
CHIEF ELECTRICAL & ELECTRONICS ENGINEER

READ MORE ⌄

• Battery systems expert with 20+ years in electric performance innovation.

• Holds EV records; known for pioneering safety and speed in battery design.

• Leads development of power systems for Doroni's high-performance eVTOLs.

PERKS

UNLOCK UP TO 30% BONUS STOCK AND EARN VIP STATUS

As a way of saying thanks for your support and belief, we've put together a package of rewards offering increased investor upside and tangible prizes. If you invest in the first 30 days, you'll be eligible for:

Invest
$1,000+

Receive
5%
Bonus Shares

INVEST NOW

Invest
$2,500+

Receive
10%
Bonus Shares

+ Doroni Cap and T-Shirt

INVEST NOW

Invest
$5,000+

Receive
12%
Bonus Shares

+ Doroni Cap and T-Shirt

INVEST NOW

Invest
$10,000+

Receive
15%
Bonus Shares

+ Doroni Cap and T-Shirt
+ Exclusive Invite to H1-X Unveiling

INVEST NOW



Invest
$15,000+

Receive

20%
Bonus Shares

+ Doroni Cap and T-Shirt
+ Exclusive Invite to H1-X Unveiling

[INVEST NOW]



Invest
$20,000+

Receive

25%
Bonus Shares

+ Doroni Cap and T-Shirt
+ Exclusive Invite to H1-X Unveiling

[INVEST NOW]



Invest
$25,000+

Receive

30%
Bonus Shares

+ Doroni Cap and T-Shirt
+ Doroni Flight Club Investor Package
+ Exclusive Invite to H1-X Unveiling

[INVEST NOW]

FREQUENTLY ASKED QUESTIONS

[**INVESTING** | OFFERING]

1. Why invest in startups?   ✕

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest?   ✕

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?   ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?   ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering?   ✕

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky? ✕

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back? ✕

The Common Stock (the "Shares") of Doroni Aerospace, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares? ✕

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period: ✕

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities;
• An accredited investor;
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

10. What happens if a company does not reach their funding target? ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering? ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing? ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing? ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities? ✕

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide

ongoing services to the company. There is no guarantee any services will continue after the offering ends.

JOIN THE DISCUSSION

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DORONI

Sources

1. The $1.4B projected revenue
2. Morgan Stanley — Autonomous Aircraft
3. https://www.washingtonpost.com/business/2019/10/07/nine-days-road-average-commute-time-reached-new-record-last-year/

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy



DISCLAIMER

This investor deck has been prepared solely to assist the recipient in deciding whether to consider investing in DORONI AEROSPACE, Inc.



This confidential presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended to recommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored. See "Important Information" at the end of this presentation for additional details.

The information included herein is provided for illustrative purposes only to reflect Management's beliefs regarding certain market dynamics based on its research and analysis. Although Management considers such beliefs reasonable they are based on criteria that are inherently subjective and rely on assumptions that may ultimately prove incorrect. The information included herein is subject to change, even materially, without notice and should not be construed as business, investment, tax, accounting or legal advice. Nothing herein should be construed to imply that any current or future business plans will be profitable or successful in executing on its business strategy. Nothing herein constitutes an offer to sell or solicitation of an offer to buy investment interests in any current or future securities being offered by the Company. See "Important Information" at the end of this presentation for additional details.



PROBLEM

ROADS ARE GRIDLOCKED. PERSONAL AIR TRAVEL IS RESERVED FOR FEW

Roads are maxed out — traffic congestion wastes billions of hours and productivity.

Legacy aviation is expensive, complex, and out of reach for everyday users.

The world needs a safer, cleaner, and more intuitive way to move — every day.

POINT A to POINT B

H1-X FLIGHT TIME
15 MIN

DRIVING TIME
40 MIN

SOLUTION

PERSONAL eVTOL FOR EVERYDAY FREEDOM

Unlock the sky for personal travel — a two-seat flying vehicle you can park in your garage and fly with minimal training

Fly from home: Take off vertically from your driveway, backyard or rooftop — no runways, no traffic.

Easy to operate: Intuitive controls and advanced assist systems make flying as easy as driving; only ~25 hours of training needed*.

Personal freedom: You're the pilot — fly where and when you want, without waiting on air taxis or commercial flights.

Built for daily life: Compact size fits in a garage, charges like an EV, and integrates into everyday routines.

*A short Sport Pilot training (~25 hours) is sufficient under new FAA rules.



OUR VISION

BRINGING FLIGHT TO EVERYDAY LIFE

The H1-X brings personal flight home — letting you take off from your driveway, skip traffic, and explore with ease. It's freedom, reimagined for everyday life.

MASSIVE MARKET

eVTOLS TO SOAR TO $1 TRILLION BY 2040

Urban Air Mobility is taking off – a once-$2B market is projected to approach $1T by 2040



$2B

2025

$30B+

2030

$1T+

2040

Accelerating growth: The global eVTOL market is expected to grow at a 20–30% CAGR, reaching ~$1T by 2040.

Transformative impact: Advanced air mobility will redefine personal travel, air taxi services, cargo, and emergency response.

Industry validation: Backed by major players such as Toyota, United Airlines, and Joby – with regulatory frameworks actively progressing toward commercial adoption.

Why now: We are at an inflection point – rapid advances in batteries, propulsion, and policy (more on next slide) are converging to make eVTOLs viable. Being early in a trillion-dollar revolution positions Doroni for outsized growth as the wave comes.

OUR SEGMENT

PERSONAL eVTOL: THE $100B+ UNTAPPED MARKET

Doroni is targeting a fast-growing segment most ignore.

High-growth niche: Personal/recreational eVTOLs projected to exceed $100B by 2040 – This segment is in its infancy – enormous upside for first movers.

White space advantage: While most players focus on air taxis or cargo, Doroni is leading in the underserved personal flight space.

Everyday lifestyle product: H1-X is designed for private ownership — like a flying Tesla for commuters, explorers, and weekend adventurers.

Future potential: Strong interest for use in emergency, police, and defense applications — expanding future revenue without shifting focus.

EVTOL MARKET SEGMENTS BY 2040



DORONI
$100B+ market with minimal competition. **Doroni is leading this segment.**

PERSONAL/RECREATIONAL **15%**

MILITARY/DEFENSE **15%**

CARGO DELIVERY **30%**

URBAN TAXIS **40%**

REGULATORY GREEN LIGHT

FAA & GOVERNMENT ENABLING PERSONAL eVTOL

New FAA rules and federal initiatives are clearing the path for personal flying vehicles –
Doroni has aligned development to meet these emerging standards.

2023

FAA Special Airworthiness

- Prototype cleared for flight

2025

MOSAIC Rule Effective

- eVTOL under Light Sport
- Simpler, faster path for everyday pilots

2028

H1-X: Ready for FAA Certification and Production

- Aircraft certification-ready
- 25 hr Sport Pilot Training
- No need for a full Private Pilot License

MOSAIC = Simpler Path to Market

▽ Smaller aircraft like H1-X can qualify as Light Sport Aircraft

H1-X is Pilot-Ready

▽ Only ~25 hours of Sport Pilot training required

▽ No need for a full Private Pilot License



U.S. Government Is On Board

▽ White House Executive Order on Flying Cars (2025)

▽ Supports faster integration of Advanced Air Mobility technologies



MEET DORONI H1-X

YOUR PERSONAL FLYING VEHICLE

A two-seat electric eVTOL designed for everyday freedom — safe, compact, and ready to take off from your driveway.

▽ **TOP SPEED**

120 MPH

Efficient For Regional Travel

▽ **RANGE**

100 MILES

Direct Point-To-Point

▽ **CAPACITY**

2 SEATS

Pilot + Passenger

▽ **CHARGE TIME**

60 MINUTES

Fast Charging

▽ **POWERTRAIN**

ELECTRIC DUCTED FANS

8 Vertical Ducted Fans + 2 Horizontal Ducted Fans

▽ **SAFETY SYSTEM**

PARACHUTE

Ballistic Parachute + Full System Redundancy



BUILT FOR EVERYDAY USE

KEY FEATURES OF THE H1-X

Freedom to move, designed for real life.


DORON
N566DA

- **COMPACT & GARAGE-FRIENDLY**
  Fits in a 2-car garage. No hangar required.
- **VERTICAL TAKEOFF & LANDING**
  Take off from your driveway — no runway needed.
- **DRIVES & CHARGES LIKE AN EV**
  Low-speed ground movement + standard EV charging.
- **CARGO SPACE FOR GEAR & GROCERIES**
  Room for weekend bags, tools, or supplies.
- **ENCLOSED, QUIET PROPULSION**
  Ducted Electric fans = safer & neighborhood-friendly.

SOUL.AI™

THE INTELLIGENT COPILOT INSIDE EVERY DORONI

More than a machine. SOUL.AI™ makes flying safe, intuitive, and accessible for everyone.



SWIPE TO AUTO
TAKE OFF

MANUAL

▽ An intelligent, AI-driven flight system that acts as a co-pilot and guide

▽ Enables simple, joystick and voice control – making flight accessible to anyone

▽ Provides 360° awareness, collision avoidance, and automated route planning

Builds trust and confidence for everyday pilots by merging human instinct with machine precision

OTHERS IN THE MARKET

EXISTING PERSONAL eVTOL EFFORTS & THEIR GAPS

▽ **EHANG EH216-S**

Based in China

Limitation:
No ground mobility. Exposed rotors pose safety risks. Fully autonomous with no personal ownership. Cramped cabin feels unsafe.



▽ **ALEF MODEL A**

Based in California

Limitation:
Designed as a car first — limited flight performance. Complex design trades off both driving and flight efficiency.




▽ **AIR ONE**

Based in Israel

Limitation:
No ground mobility. Exposed blades and tilting pose safety concerns.



OTHERS IN THE MARKET
LEADING THE WAY IN SAFETY, SIMPLICITY & PERFORMANCE

Doroni dominates the safe, easy-to-use personal eVTOL segment — offering a more innovative, practical, and real-world-ready solution than anything else on the market.

▽ TRULY EASY TO FLY
Fly-by-wire assisted joystick controls.

▽ ENCLOSED DUCTED FANS
No exposed rotors. Safer for pilots, passengers, and bystanders.

▽ FLY SAFER THAN YOU DRIVE
Built-in redundancies, ballistic parachute, and **SOUL AI™** for smart flight assistance.



Not Easy To Fly

Uncompromising Safety

Compromising Safety

Easy To Fly

TIMELINE

RAPID PROGRESS & KEY MILESTONES





2017-2021

Concept & Early Prototypes

- Company founded with a bold vision: a personal flying car for the masses
- Assembled core engineering team
- Developed first two prototypes, proved core flight and safety concepts
- Won Space Florida aerospace innovation award

2022–2023

Testing & Validation

- Created and tested first full-scale H1 demonstrator (70+ test flights, including manned)
- Secured FAA Special Airworthiness Certificate
- Raised $4M seed funding via crowdfunding and angels
- Expanded team and laid the foundation for the next-gen H1-X

2024-2025

H1-X Design & Market Traction

- Unveiled the H1-X design
- Launched the SOUL.AI™ concept for a revolutionary pilot experience
- Created realistic flight simulator for investor and pilot training
- Raised over $6M funding via crowdfunding
- Secured 600+ pre-orders and grew IP portfolio
- Executive management team in place

2026-2028

Final Testing & Production Preparation

- Unveiling the H1-X full size model
- Assemble and test fully functional H1-X flying prototype
- Finalize manufacturing partnerships and supply chain
- FAA LSA certification awarded
- Secure 2000+ orders
- Expand Team & Facilities

N441DA

DORONI

This slide includes forward-looking statements and financial projections that reflect management's current expectations about future performance. These projections are based on a number of assumptions regarding market conditions, customer acquisition, operational capacity, regulatory environment, and access to capital. Actual results may differ materially fromthose expressed or implied due to various risks and uncertainties, including but not limited to changes in market demand, competition, economic conditions, and unforeseen operational challenges. These projections are provided solely for illustrative purposes and do not constitute guarantees of future performance. Investors should not place undue reliance on these estimates and are encouraged to review all offering materials and risk factors as outlined in the Form C and related documents before making any investment decision.

FINANCING AND OUTLOOK

FINANCIAL MODEL TARGETS

600+ H1-X pre-orders secured to date.

- **600+ Pre-Orders** as of Q4 2025 with minimal marketing with over 70 deposits
- **Raised over $10.5M in six crowdfunding campaigns** from over 3,800 investors
- **Estimated** H1-X retail price starts at $400K*

**prices for mass production*

Revenue Model Post Commercial Launch



Revenue (in Millions USD)
Units Sold
1,500
1,000
500
0
$2
3
$14
22
$63
114
$439
975
$1,404
3225
2028
2029
3030
3031
3032
Year
1000
500
100
50
10
5

Doroni Revenue Projections Support

Targeting First Commercial Deliveries In late 2028

This slide includes forward-looking statements and financial projections that reflect management's current expectations about future performance. These projections are based on a number of assumptions regarding market conditions, customer acquisition, operational capacity, regulatory environment, and access to capital. Actual results may differ materially fromthose expressed or implied due to various risks and uncertainties, including but not limited to changes in market demand, competition, economic conditions, and unforeseen operational challenges. These projections are provided solely for illustrative purposes and do not constitute guarantees of future performance. Investors should not place undue reliance on these estimates and are encouraged to review all offering materials and risk factors as outlined in the Form C and related documents before making any investment decision.

THE TEAM BUILDING **THE NEXT ERA OF MOBILITY**



DORON MERDINGER
FOUNDER & CEO



RAMI ARBILI
COO

YORAM BIBRING
CFO

ZVI KINSTLER
CHIEF AEROSPACE ENGINEER

DEREK BARGER
CHIEF ELECTRICAL &
ELECTRONICS ENGINEER





ABE DATS
HEAD OF MARKETING
& INVESTOR RELATIONS



CZAR BALANGUE
CHIEF SYSTEMS &
SOFTWARE ENGINEER









OMER BAR-YOHAY
BOARD MEMBER



THANK YOU

For investment, partnership opportunities and learn more about the H1-X, visit our website at **doroni.io**



FROM HENRY



"IF I WOULD HAVE ASKED PEOPLE WHAT THEY WANTED, THEY WOULD HAVE SAID "FASTER HORSES"."

— HENRY FORD

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT
Doroni Aersospace, Inc.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Doroni Aerospace, Inc.
      11555 Heron Bay Blvd., Suite 200
      Coral Springs, FL 33076

Ladies and Gentlemen:

1. Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Series Seed-3 Preferred Shares (the "Securities"), of Doroni Aerospace, Inc., a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Amended and Restated Cerficiate of Incorporation, included as an exhibit to the Offering Statement.

    (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
    (i)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Subscription Agreement is accepted by the Company there is no cancelation right;
    (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and
    (iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

    (c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

    (d) The aggregate value of the Securities to be sold by the Company shall not exceed $1,869,997.22 (including Investor Transaction Fees). The Company may accept subscriptions until April 30, 2026 (the "Termination Date"). Providing that subscriptions for

$9,994.47 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

Investors will be required to pay an Investor Transaction Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a corporation formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i) To the Company;

    (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii) As part of an offering registered under the Securities Act with the SEC; or

    (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

    (i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

    (ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

    (iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE

NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Doroni Aerospace, Inc.
11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Doroni Aerospace

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series Seed-3 Preferred Stock of Doroni Aerospace by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Series Seed-3 Preferred Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Doroni Aerospace

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>**Self-Certification of Trustee**</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Doroni Aerospace 's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Doroni Aerospace 's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

<u>**INTERNATIONAL INVESTOR CERTIFICATE**</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Doroni Aerospace (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                             (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

EXHIBIT D

Audited Financial Statements



Doroni Aerospace, Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

Table of Contents



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Doroni Aerospace, Inc Management

Opinion:

We have audited the accompanying financial statements of Doroni Aerospace, Inc. (the Company), which comprise the restated balance sheets as of December 31, 2024 and 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

The financial statements of the Company as of December 31, 2024 and 2023 (prior to restatement) were audited by other auditors whose report, dated April 25, 2025, expressed an unmodified opinion on those financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the accompanying financial statements, the 2024 and 2023 financial statements have been restated to correct a material misstatement. We have audited the related adjustments that were applied to restate the financial statements, and in our opinion, such adjustments are appropriate and have been properly applied. Our opinion is not modified with respect to this matter.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
October 25, 2025

DORONI AEROSPACE INC
RESTATED BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	388,133	585,177
Restricted Cash		150,000	150,000
Prepaids and other current assets		110,857	389,975
Total Current Assets		648,989	1,125,152
Non-Current Assets:			
Property and equipment, net	$	18,161	33,602
Right of use assets		178,231	349,668
Total Non-Current Assets		196,392	383,270
TOTAL ASSETS	$	845,381	1,508,422
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable	$	61,297	83,541
Right of use liability, current portion		187,155	171293
Deferred Revenue, current		150,000	150,000
Other current liabilities		29,476	16,209
Total Current Liabilities	$	427,929	421,043
Non-Current Liabilities:			
Right of use liability	$	-	187,155
Deferred Revenue		42,010	-
Total Non-Current Liabilities	$	42,010	187,155
TOTAL LIABILITIES		469,939	608,198
EQUITY			
Common Stock, $0.00001 par, 65,000,000 shares authorized 55,291,044 shares issued and outstanding as of December 31, 2024 and 2023	$	553	553
Class A Common Stock, $0.00001 par, 37,000,000 shares authorized 30,141 and 0 shares issued and outstanding as of December 31, 2024 and 2023		-	-
Series Seed-1 Preferred Stock, $0.00001 par, 2,600,000 shares authorized 2,501,218 and 2,404,194 shares issued and outstanding as of December 31, 2024 and 2023		25	24
Series Seed-2 Preferred Stock, $0.00001 par, 20,400,000 shares authorized 932,806 and 0 shares issued and outstanding as of December 31, 2024 and 2023		9	-
Additional Paid In Capital		9,381,188	6,070,998
Accumulated Deficit		(9,006,333)	(5,171,351)
TOTAL EQUITY	$	375,442	900,224
TOTAL LIABILITIES AND EQUITY	$	845,381	1,508,422

See Accompanying Notes to these Audited Financial Statements

DORONI AEROSPACE INC
RESTATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Operating Expenses			
Selling, General, and Administrative expenses	$	3,169,900	2,088,592
Research and development expenses		665,080	1,094,751
Total Operating Expenses		**3,834,980**	**3,183,342**
Total Loss from Operations	$	**(3,834,980)**	**(3,183,342)**
Total Other Income (Expense)	$	**-**	**-**
Net Income (Loss)	$	**(3,834,980)**	**(3,183,342)**

See Accompanying Notes to these Audited Financial Statements

DORONI AEROSPACE INC

RESTATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock # of Shares	Common Stock $ Amount	Common Stock - Class A # of Shares	Common Stock - Class A $ Amount	Preferred - Series Seed 1 # of Shares	Preferred - Series Seed 1 $ Amount	Preferred - Series Seed 2 # of Shares	Preferred - Series Seed 2 $ Amount	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/23	55,315,128	553	-	-	780,740	8	-	-	2,639,284	(1,988,009)	651,837
Share adjustment	2,023	-	-	-	-	-	-	-	-	-	-
Issuance of Seed 1 - Preferred Stock - Reg CF 2	-	-	-	-	493,701	5	-	-	1,012,437	-	1,012,442
Issuance of Seed 1 - Preferred Stock - Reg CF 3	-	-	-	-	1,115,440	11	-	-	2,248,113	-	2,248,124
Issuance of Seed 1 - Preferred Stock - Dealmaker	-	-	-	-	14,313	-	-	-	40,965	-	40,965
Offering Costs	-	-	-	-	-	-	-	-	(126,701)	-	(126,701)
Share-based Compensation	-	-	-	-	-	-	-	-	256,900	-	256,900
Net income (loss)	-	-	-	-	-	-	-	-	-	(3,183,342)	(3,183,342)
Ending balance at 12/31/23	55,317,151	553	-	-	2,404,194	24	-	-	6,070,998	(5,171,351)	900,224
Share adjustment	(26,107)	-	-	-	-	-	-	-	(378)	-	(378)
Issuance of Seed 1 - Preferred Stock - Dealmaker	-	-	-	-	97,024	1	-	-	170,800	-	170,801
Issuance of Seed 1 - Preferred Stock - Reg CF 4	-	-	-	-	-	-	914,674	9	1,842,728	-	1,842,737
Exercise of employee stock options	-	-	30,141	-	-	-	-	-	47,020	-	47,020
Offering Costs	-	-	-	-	-	-	-	-	(155,303)	-	(155,303)
Share-based Compensation	-	-	-	-	-	-	-	-	1,366,223	-	1,366,223
Issuance of warrants	-	-	-	-	-	-	-	-	39,100	-	39,100
Net income (loss)	-	-	-	-	-	-	-	-	-	(3,834,980)	(3,834,980)
Ending balance at 12/31/24	55,291,044	553	30,141	-	2,501,218	25	914,674	9	9,381,188	(9,006,331)	375,442

See Accompanying Notes to these Audited Financial Statements

DORONI AEROSPACE INC
RESTATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(3,834,980)	(3,183,342)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		15,441	10,077
Share Base Compensation expense		1,366,223	256,900
Issuance of warrants for services rendered		39,100	-
Interest of Operating lease		10,057	16,270
Amortization of ROU Lease		9,913	7,490
Changes in operating assets and liabilities:			
Prepaids and other current assets		279,118	183,954
Accounts payable		(22,243)	(17,454)
Other current liabilities		13,267	(773)
Deferred Revenue		42,010	20,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		1,752,886	476,465
Net Cash provided by (used in) Operating Activities	$	(2,082,094)	(2,706,877)
INVESTING ACTIVITIES			
Property and equipment, net	$	-	(37,651)
Net Cash provided by (used in) Investing Activities	$	-	(37,651)
FINANCING ACTIVITIES			
Proceeds from issuance of stock, net of offering costs	$	1,885,049	3,084,287
Net Cash provided by (used in) Financing Activities	$	1,885,049	3,084,287
Cash at the beginning of period (Including restricted cash)		735,177	395,418
Net Cash increase (decrease) for period	$	(197,045)	339,759
Cash at end of period (Including restricted cash)	$	538,133	735,177

Supplemental Disclosures of NonCash Investing and Financing Activities

ROU asset and lease liability recognized for operating leases, represents new or modified operating leases (non-cash). Non-cash lease expense components (interest and amortization), expensed within operations but no direct cash flow effect.

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Doroni Aerospace, Inc ("the Company") was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021, in the state of Delaware. The Company is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. The Company's go-to-market product, currently under development, the Doroni H1-X, is a two-seater personal eVTOL. Doroni is targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of Doroni's anticipated product launch in 2028. The Company's headquarters are located in Coral Springs, Florida.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Restatement of Previously Issued Financial Statements

The Company's financial statements as of December 31, 2024 and 2023 were previously issued and have been restated to correct a material misstatement related to errors in accounting for stock-based compensation

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expenses associated with options granted to service providers. The restatement also corrects immaterial errors in the accounting for right-of-use long term liabilities and immaterial errors related to the depreciation of property and equipment. These latter errors were not the primary cause of the restatement.

This correction primarily results in non-cash adjustments to Research and Development expenses and General and Administrative expenses for the 2024 and 2023 fiscal years and impacts the carrying amounts of right-of-use assets, lease liabilities, current, additional paid-in capital, and retained earnings. A reconciliation of previously reported and restated amounts of these items are presented below.

Financial Statement Line Item	As Previously Reported (2024)	Adjustments	As Restated (2024)	As Previously Reported (2023)	Adjustments	As Restated (2023)
Balance Sheet						
Right of use assets	151,528	26,703	178,231	303,057	46,611	349,668
Right of use liability, current portion	181,996	5,159	187,155	133,031	38,262	171,293
Additional paid in capital	9,927,803	(546,615)	9,381,188	6,901,054	(830,056)	6,070,998
Accumulated Deficit	(9,600,043)	593,710	(9,006,333)	(6,013,940)	842,589	(5,171,351)
Total Equity	328,348	47,094	375,442	887,313	12,911	900,224
Statement of Operations						
Selling, General, and Administrative expense	2,699,619	470,281	3,169,900	2,425,412	(336,820)	2,088,592
Research and development expenses	886,484	(221,404)	665,080	974,261	120,490	1,094,751
Net Loss	(3,586,103)	(248,877)	(3,834,980)	(3,399,673)	216,331	(3,183,342)

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2024 and December 31, 2023

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inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $538,133 and $735,177 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively. Of this total, $150,000 is considered restricted cash, as these funds represent refundable deposits held in a separate account and are not available for general use.

<u>Property and Equipment</u>
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Furniture and Fixtures	3	2,600	2,600

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Computers	3	23,191	23,191
Tools, machinery, and equipment	3	20,892	20,892
Less Accumulated Depreciation		(28,522)	(13,081)
Totals		**18,161**	**33,602**

Depreciation expense as of December 31, 2024 and 2023 was $15,441 and $10,077, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company was in the pre-revenue stage as of December 31, 2024. Customers may reserve the right to purchase the Doroni H1X by making a deposit. These deposits are recorded as deferred revenue until the product is delivered to the customer. As of December 31, 2024, and December 31, 2023, deferred revenue totaled $192,010 and $150,000, respectively. Prior to 2024, the Company required refundable deposits of $10,000. In 2024, the Company revised its deposit policy, requiring a $1,000 non-refundable deposit. As of December 31, 2024, and December 31, 2023, the total refundable portion of deferred revenue was $150,000.

Selling, General and Administrative

Selling, general, and administrative expenses consist of employee and contractors compensation, equity compensation, professional fees, operating lease expense, depreciation, utilities, travel, and other miscellaneous expenses. Additionally, SG&A includes advertising expenses related to various marketing campaigns, which totaled $562,554 and $525,178 as of December 31, 2024 and 2023, respectively.

Research and Development

Research and development costs related to the design, development, and testing of the Company's products are expensed as incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair

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value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2023	5,248,611	0.13
Granted	1,468,611	0.63
Vested	(2,620,278)	0.10
Forfeited	(575,556)	0.12
Nonvested shares, December 31, 2023	3,521,388	0.98
Granted	5,467,115	0.56
Vested	(3,951,421)	0.18
Forfeited	(351,389)	0.14
Nonvested shares, December 31, 2024	4,685,693	0.43

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	7,315,000	0.56
Granted	1,468,611	1.56
Exercised	-	0.00
Expired/cancelled	(1,720,000)	0.71
Total options outstanding, December 31, 2023	7,063,611	0.77
Granted	5,467,115	1.09

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Exercised	(81,250)	1.56
Expired/cancelled	(1,768,750)	0.52
Total options outstanding, December 31, 2024	10,680,726	0.97
Options exercisable, December 31, 2024	5,995,033	0.97

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2024:

Exercise Price	Number Outstanding	Expiration Date
1	20,000	10/31/2030
2	70,510	10/17/2028
	90,510	

A summary of the warrant activity for the years ended December 31, 2024 and 2023 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at December 31, 2023	-	-	-
Grants	90,510	1.56	4.25
Exercised	-	-	-
Canceled	-	-	-
Outstanding at December 31, 2023	90,510	1.56	4.25
Vested at December 31, 2024	90,510	1.56	4.25
Exercisable at December 31, 2024	90,510	1.56	4.25

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

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As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2024	2023
Net Operating Loss Carryforwards	1,546,125	645,212
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	1,370	(2,477)
Other Temporary Differences	(90,259)	(210,483)
Gross Deferred Tax Asset	**1,457,236**	**432,252**
Less: Valuation Allowance	(1,457,236)	(432,252)
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $5,834,434 and $2,434,762. Federal and Florida NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	1,457,236	432,252
Valuation Allowance	(1,457,236)	(432,252)
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

	2024	2023
Federal	-	-

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2024 and December 31, 2023

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State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

Rate Reconciliation

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(846,387)	21.00%	(713,931)	21.00%
State taxes, net of federal benefit	(221,673)	5.50%	(186,982)	5.50%
Total Income Tax Expense (benefit)	**(1,068,060)**	**26.50%**	**(900,913)**	**26.50%**

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2024, and December 31, 2023, the Company engaged certain members of management as independent contractors rather than employees. The total payments made to these related parties for services rendered amounted to $259,696 and $163,205, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

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The Company accounts for leases in accordance with Accounting Standards Codification 842 ("ASC 842"),Leases. On November 30, 2022, the Company entered into an operating lease agreement for approximately 10,966 square feet of office and warehouse space located in Pompano Beach, Florida. The lease commenced on January 1, 2023 and is scheduled to expire on December 31, 2025.

	Year Ending December 31, 2024
Lease expense	
Operating lease expense	181,494
Total	181,494
Other Information	
Operating cash flows from operating leases	181,350
Weighted-average remaining lease term in years for operating leases	1
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.79%
Maturity Analysis	Operating
Total undiscounted cash flows	190,418
Less: present value discount	(3,263)
Total lease liabilities	187,155

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024 and December 31, 2023, the Company did not have any debt obligations. The Company's liabilities at those dates consisted solely of operating expenses payable, such as accounts payable and accrued expenses incurred in the normal course of business.

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue 65,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 55,291,044 Common Shares have been issued and outstanding.

Class A Common Stock

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2024 and December 31, 2023

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The Company is authorized to issue 37,000,000 shares designated as Class A Common Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 30,141 and 0 class A Common Stock have been issued and outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,600,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 2,501,218 and 2,404,194 Series Seed-1 Preferred Stock have been issued and outstanding, respectively.

Series Seed-2 Preferred Stock

The Company is authorized to issue 20,400,000 shares designated as Series Seed-2 Preferred Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 914,674 and 0 Series Seed-2 Preferred Stock have been issued and outstanding, respectively

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 25, 2025, the date these financial statements were available to be issued.

Subsequent to the balance sheet date the company completed two crowdfunding campaigns. The proceeds from two the campaigns amounted to approximately $3.0 million before offering costs and in consideration the Company issued to its crowdfunding investors 1,431,112 Series Seed-2 Preferred Shares.

EXHIBIT E

Video Transcripts

Dramatic Intro (through storytelling)

Doron: "In 1903, two brothers in North Carolina achieved the impossible — the first flight."

Footage: Show fast moving images from the Wright brothers flight, and include AI footage to add video and excitement.

Doron: "America would then go on to push the limits of what humans thought was possible."

Footage: Fast paste moving old footage of old america manufacturing times with dramatic music.

Doron: "Commercial aviation, supersonic engines, and even space travel that would land man on the moon"

Footage: As Doroni is saying the above, we must show fast moving clips that show each thing that is being spoken about. Either paid footage or AI.

Doroni: "In 66 years, humanity went from discovering flight to traveling 238,000 miles into space."

Footage: Show a motion graphic with a timeline showing 1903 with a graphic of a plane that looks like what the Wright brothers used, to 1969, that has a graphic of what Apollo 11 and the moon landing. And in between, show the dates and graphics of all the things Doron mentioned above.

Doron: "But in the 1980s, something changed."

Doron: "America's innovators stopped building machines and started building software."

*Footage: **Motion Graphic** Go back to that timeline as Doroni says "All of America's innovators began focusing on something else", and make a software graphic appear as he says "Software".*

Doron: "But now, we're entering a new era, where the most advanced hardware meets the most advanced software. That's where we step in, at Doroni."

*Footage: Show nice close up shots of the H1-X flying

Doron: "Doroni was born in 2016, in my garage. I had just sold my previous company, and was fascinated by drone technology. Around that time, I realized something: traffic congestion is a global epidemic and flight could be the cure.

Footage: Show clips from the early days

Doron: "That's when I found Derek, a battery expert with decades of experience. Together, we started building — and after thousands of hours and countless 3D-printed parts, we achieved our first flight.

Footage: Show a video of Doron and Derek and put Derek years of experience and a blurb on him on top of the footage. Footage from the early days in the garage etc… Show the yellow vehicle flying.

Doron: "And that's when we knew we had something. The Doroni team grew, we opened our Miami office, and built the H1-P1 - our first full-scale prototype."

Doron: "We ran hundreds of tests in our warehouse. And I even flew it myself. This model proved that not only could we lift off with more weight, but we understood how to safely design the landing, takeoff, and maneuverability of the aircraft.

Footage: *Show a bunch of clips from the tests, including the new video.*

Doron: "Then came a huge milestone — our first FAA Airworthiness Certificate."

Footage: FAA document overlays, early flight footage, warehouse testing clips.

Doron: "But from that point on, we realized something critical. If we truly wanted to bring personal flight to the masses, we needed to rethink everything.

Doron: ""The H1-P1 wasn't designed for the everyday consumer. It was too aggressive in acceleration and control. And other electric aircraft weren't better - their tilting propellers burned too much energy and lacked efficiency."

Footage: Motion graphics showing forward-leaning propellers vs energy loss.

Doron: "So we went back to first principles. We reimagined everything. And created the H1-X."

Footage: Beautiful aerial and cinematic 3D render of the Doroni H1-X flying through the sky.

Doron: "Designed with ducted fans for stability and efficiency. Wings that add lift and elegance. A parachute system for safety. And a design light enough to qualify under the FAA's new sport aircraft category."

Footage: Cinematic camera movements around the H1-X as it is flying, showing propellers below the cockpit, and etc.

Footage: Cinematic camera movements around the H1-X as it is flying, the wings and include lines that show it provides some lift.

Doron: "But what truly sets the H1-X apart is that we are building it with everyday people in mind, not just pilots."

Doron: "We obsessed over weight so the H1-X could qualify as a sport category aircraft. While others build heavy air taxis that need a pilot's license, ours would simply need a sport license."

Footage: Weight vs. license graphic, "Sport License" highlighted.

Doron: "When the FAA released its new MOSAIC rules, our vision paid off. This rule has opened up the way for H1-X to eventually be flown with just a sport license — only 20 hours of training — giving us the opportunity to make personal flight more accessible than ever."

Doron: "But accessibility isn't just physical. It's also digital. That's why we are building SOUL AI, our upcoming operating system designed to make flying feel familiar."

Footage: Cinematic Unreal Engine footage looking inside the cockpit.

Doron: "Our engineers are designing the H1-X to be semi-autonomous. This should handle the complexity of flight, while the pilot just points the joystick where they want to go

Doron: "And with our plans to implement built-in geofencing, the H1-X will be programmed to avoid collisions and restricted zones automatically.

Footage: Show 3D rendering or geofencing taking place.

Doron: "You see, we are stripping away as many intimidating dials and switches as possible, to replace them with a single joystick and a screen."

Footage: Unreal Engine cockpit render showing joystick and screen.

Doron: "As we have entered this era where advanced hardware and software meet, there's never been a better time to give humanity something it's always dreamed of… personal flight."

Doron: "The technology is already here – it's just a matter of bringing it all together and executing to create the perfect product for our customers to experience and enjoy.

Doron: "What began with me and a 3D printer has become a 17-person team… over 600 pre-orders… and a clear mission: to make flight accessible to everyone"

Footage: Show fast moving images of the team and also show impressive credentials.

Doron: "With your investment, we'll continue pushing boundaries —

advancing SOUL AI and building the future of personal transportation."

Doron: "And with the personal electric flying vehicles industry projected to reach \$1 trillion by 2040, we don't want you to just watch the future take off. We invite you to be part of it, and invest in Doroni."

Footage: End the video with a beautiful cinematic shot of the H1-X flying, preferably in a city.

Dramatic Intro (through storytelling)

Doron: "In 1903, two brothers in North Carolina achieved the impossible — the first flight."

Footage: Show fast moving images from the Wright brothers flight, and include AI footage to add video and excitement.

Doron: "America would then go on to push the limits of what humans thought was possible."

Footage: Fast paste moving old footage of old america manufacturing times with dramatic music.

Doron: "But now, we're entering a new era."

Doron: "There's never been a better time to give humanity something it's always dreamed of… personal flight."

Doron: "That's where we step in, at Doroni."

*Footage: Show nice close up shots of the H1-X flying

Doron: "The technology is already here - it's just a matter of bringing it all together and executing to create the perfect product for our customers to experience and enjoy.

Doron: "Our engineers are designing the H1-X to be semi-autonomous. This should handle the complexity of flight, while the pilot just points the joystick where they want to go

Doron: "But accessibility isn't just physical. It's also digital. That's why we are building SOUL AI, our upcoming operating system designed to make flying feel familiar."

Doron: "When the FAA released its new MOSAIC rules, our vision paid off. This rule has opened up the way for H1-X to eventually be flown with just a sport license — only 20 hours of training — giving us the opportunity to make personal flight more accessible than ever."

Doron: "And with our plans to implement built-in geofencing, the H1-X will be programmed to avoid collisions and restricted zones automatically.

Footage: Show 3D rendering or geofencing taking place.

Doron: "But what truly sets the H1-X apart is that we are building it with everyday people in mind, not just pilots."

Doron: "You see, we are stripping away as many intimidating dials and switches as possible, to replace them with a single joystick and a screen.

Footage: Unreal Engine cockpit render showing joystick and screen.

Doron: "With your investment, we'll continue pushing boundaries — advancing SOUL AI and building the future of personal transportation."

Doron: "And with the EVOTL industry projected to reach $1 trillion by 2040, we don't want you to just watch the future take off. We invite you to be part of it, and invest in Doroni."

Footage: End the video with a beautiful cinematic shot of the H1-X flying, preferably in a city.